                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE TO
                               (AMENDMENT NO. 1)
                                 (Rule 13e-4)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                   ARIBA, INC.
                       (Name of Subject Company (Issuer))

                                   ARIBA, INC.
                        (Name of Filing Person (Offeror))

                     Options Under Ariba, Inc. Option Plans
              to Purchase Common Stock, Par Value $.002 Per Share,
                         (Title of Class of Securities)

                                   04033V 10 4
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                   Keith Krach
                     Chairman and Chief Executive Officer
                                   Ariba, Inc.
                              1565 Charleston Road
                             Mountain View, CA 94043
                                 (650) 930-6200
           (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    Copy to:
                               Brooks Stough, Esq.
          Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
                             155 Constitution Drive
                          Menlo Park, California 94025
                                 (650) 321-2400


                            CALCULATION OF FILING FEE
                            -------------------------
         Transaction valuation*         Amount of filing fee
         ----------------------         --------------------

         $70,903,098.96                 $14,181**

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 16,722,429 shares of common stock of Ariba, Inc. having an exercise price of $7.96875 will be issued in exchange for currently outstanding options pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

** Previously paid.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:    Not applicable.
Form or Registration No.:  Not applicable.
Filing party:              Not applicable.
Date filed:                Not applicable.


[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [_] third party tender offer subject to Rule 14d-1.
     [X] issuer tender offer subject to Rule 13e-4.
     [_] going-private transaction subject to Rule 13e-3.
     [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

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This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on March 30, 2001, relating to our offer to exchange options to purchase shares of our common stock, par value $.002 per share, held by certain employees for new options to purchase shares of our common stock at a per share exercise price equal to the fair market value of one share of our common stock on the date of issuance upon the terms and subject to the conditions in the Offer to Exchange dated February 8, 2001(as amended and supplemented, the "Offer to Exchange") and the related Letter of Transmittal.

Item 6. Purposes of the Transaction and Plans or Proposals.

       Item 6, which incorporates by reference the information contained in the Offer to Exchange, is hereby amended and supplemented as follows:

       Ariba announced on April 2, 2001 that Ariba and Agile Software Corporation agreed to terminate their proposed merger agreement without payment of any termination fees (for more information please see the attached Exhibit (a)(18) and the Form 8-K Ariba filed with the SEC on April 3, 2001).
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Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and restated as follows so as to add Exhibit (a)(18) and Exhibit (a)(19) attached hereto:

         (a) (1) Offer to Exchange, dated February 8, 2001.*

             (2) Form of Election Concerning Exchange of Stock Options.*

             (3) E-mail Communication to Ariba, Inc. Employees dated February 8,
                 2001.*

             (4) E-mail Communication to Ariba, Inc. Employees dated February 8,
                 2001.*

             (5) Ariba, Inc. Press Release dated February 9, 2001.*

             (6) E-mail Communication to Ariba, Inc. Employees dated February
                 20, 2001.*

             (7) E-mail Communication to Ariba, Inc. Employees dated February
                 28, 2001.*

             (8) Voicemail Communication to Ariba, Inc. Employees dated March 7,
                 2001.*

             (9) E-mail Communication to Ariba, Inc. Employees dated March 9,
                 2001.*

             (10) E-mail Communication to Ariba, Inc. Employees dated March 13,
                  2001.*

             (11) Form of E-mail Letter to Ariba, Inc. Employees dated March 30,
                  2001.*

             (12) Form of E-mail Letter to Tendering Option Holders.*

             (13) Form of E-mail Letter to Tendering Option Holders.*

             (14) Form of E-mail Letter to Rejected Tendering Option Holders.*

             (15) Ariba, Inc. Annual Report on Form 10-K for its fiscal year ended September 30, 2000 filed with the Securities and Exchange Commission on December 29, 2000 and incorporated herein by reference.

             (16) Ariba, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended December 31, 2000, filed with the Securities and Exchange Commission on February 14, 2001 and incorporated herein by reference.

             (17) Amended Form of Election Concerning Exchange of Stock
                  Options.*

             (18) Email Communication to Ariba, Inc. Employees dated April 6,
                  2001.

             (19) Joint Press Release by Ariba, Inc. and Agile Software
                  Corporation, dated as of April 2, 2001. Filed as Exhibit 99.2 to the Company's Form 8-K filed with the Securities and Exchange Commission on April 3, 2001 and incorporated herein by reference.

         (b) Not applicable.

         (d) (1) Ariba, Inc. 1999 Equity Incentive Plan. Filed as Exhibit 10.3 to the Company's Registration Statement on Form S-1 (File No. 333-76953) and incorporated herein by reference.

             (2) Form of Option Agreement Pursuant to the Ariba, Inc. 1999
                 Equity Incentive Plan.*

             (3) Ariba, Inc. 1996 Stock Plan. Filed as Exhibit 10.2 to the
                 Company's Registration Statement on Form S-1 (File No. 333-76953) and incorporated herein by reference.

             (4) Form of Option Agreement Pursuant to the Ariba, Inc. 1996 Stock
                 Plan.*

             (5) TradingDynamics, Inc. 1998 Stock Plan.*

             (6) Form of Option Agreement Pursuant to the TradingDynamics, Inc.
                 1998 Stock Plan.*





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             (7) TradingDynamics, Inc. 1999 Stock Plan.*

             (8) Form of Option Agreement Pursuant to the TradingDynamics, Inc.
                 1999 Stock Plan.*

             (9) Tradex Technologies, Inc. 1997 Employee Stock Option Plan.*

             (10) Form of Option Agreement Pursuant to the Tradex Technologies,
                  Inc. 1997 Employee Stock Option Plan.*

             (11) Tradex Technologies, Inc. 1999 Employee Stock Option/Stock
                  Issuance Plan.*

             (12) Form of Option Agreement Pursuant to the Tradex Technologies,
                  Inc. 1999 Employee Stock Option/Stock Issuance Plan.*

             (13) SupplierMarket.com, Inc. 1999 Stock Option Plan.*

             (14) Form of Option Agreement Pursuant to the SupplierMarket.com,
                  Inc. 1999 Stock Option Plan.*

         (g) Not applicable.

         (h) Not applicable.

          *  Previously filed.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule TO is true, complete and correct.

                                  Ariba, Inc.


                                  /s/ Keith Krach
                                  -----------------------------
                                  Keith Krach
                                  Chairman and Chief Executive Officer

Date: April 6, 2001

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                                Index to Exhibits

Exhibit
Number          Description
------          -----------

(a)(1) - Offer to Exchange, dated February 8, 2001.*

(a)(2) - Form of Election Concerning Exchange of Stock Options.*

(a)(3) - E-mail Communication to Ariba, Inc. Employees dated February 8, 2001.*

(a)(4) - E-mail Communication to Ariba, Inc. Employees dated February 8, 2001.*

(a)(5) - Ariba, Inc. Press Release dated February 9, 2001.*

(a)(6) - E-mail Communication to Ariba, Inc. Employees dated February 20, 2001.*

(a)(7) - E-mail Communication to Ariba, Inc. Employees dated February 28, 2001.*

(a)(8) - Voicemail Communication to Ariba, Inc. Employees dated March 7, 2001.*

(a)(9) - E-mail Communication to Ariba, Inc. Employees dated March 9, 2001.*

(a)(10) - E-mail Communication to Ariba, Inc. Employees dated March 13, 2001.*

(a)(11) - Form of E-mail Letter to Ariba, Inc. Employees dated March 30, 2001.*

(a)(12) - Form of E-mail Letter to Tendering Option Holders.*

(a)(13) - Form of E-mail Letter to Tendering Option Holders.*

(a)(14) - Form of E-mail Letter to Rejected Tendering Option Holders.*

(a)(15) - Ariba, Inc. Annual Report on Form 10-K for its fiscal year ended September 30, 2000 filed with the Securities and Exchange Commission on December 29, 2000 and incorporated herein by reference.

(a)(16) - Ariba, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended December 31, 2000, filed with the Securities and Exchange Commission on February 14, 2001 and incorporated herein by reference.

(a)(17) - Amended Form of Election Concerning Exchange of Stock Options.*

(a)(18) - Email Communication to Ariba, Inc. Employees dated April 6,2001.

(a)(19) - Joint Press Release by Ariba, Inc. and Agile Software Corporation, dated as of April 2, 2001. Filed as Exhibit 99.2 to the Company's Form 8-K filed with the Securities and Exchange Commission on April 3, 2001 and incorporated herein by reference.

(d)(1) - Ariba, Inc. 1999 Equity Incentive Plan. Filed as Exhibit 10.3 to the Company's Registration Statement on Form S-1 (File No. 333-76953) and incorporated herein by reference.

(d)(2) - Form of Option Agreement Pursuant to the Ariba, Inc. 1999 Equity Incentive Plan.*

(d)(3) - Ariba, Inc. 1996 Stock Plan. Filed as Exhibit 10.2 to the Company's Registration Statement on Form S-1 (File No. 333-76953) and incorporated herein by reference.

(d)(4) - Form of Option Agreement Pursuant to the Ariba, Inc. 1996 Stock Plan.*

(d)(5) - TradingDynamics, Inc. 1998 Stock Plan.*

(d)(6) - Form of Option Agreement Pursuant to the TradingDynamics, Inc. 1998 Stock Plan.*

(d)(7) - TradingDynamics, Inc. 1999 Stock Plan.*

(d)(8) - Form of Option Agreement Pursuant to the TradingDynamics, Inc. 1999 Stock Plan.*
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(d)(9) - Tradex Technologies, Inc. 1997 Employee Stock Option Plan.*

(d)(10) - Form of Option Agreement Pursuant to the Tradex Technologies, Inc. 1997 Employee Stock Option Plan*

(d)(11) - Tradex Technologies, Inc. 1999 Employee Stock Option/Stock Issuance Plan.*

(d)(12) - Form of Option Agreement Pursuant to the Tradex Technologies, Inc. 1999 Employee Stock Option/Stock Issuance Plan.*

(d)(13) - SupplierMarket.com, Inc. 1999 Stock Option Plan.*

(d)(14) - Form of Option Agreement Pursuant to the SupplierMarket.com, Inc. 1999 Stock Option Plan.*

* Previously filed.